Filed by USX Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934
                                               Subject Company:  USX Corporation
                                                      Commission File No. 1-5153

MAP and Pilot Finalize Travel Center Joint Venture


Findlay, Ohio, August 31, 2001 - Marathon Ashland Petroleum LLC (MAP), through its wholly owned retail unit Speedway SuperAmerica LLC (SSA), and Pilot

Corporation today closed the transaction that formally creates Pilot Travel

Centers LLC.  The companies announced on March 15, 2001, that they had signed a letter of intent to combine their travel center operations. First day operations for the new company will commence tomorrow.

     MAP and Pilot will each have a 50 percent interest in Pilot Travel Centers

LLC, in what will now be the largest travel center network in the nation with more than 235 locations.  The new venture, based in Knoxville, Tenn., will have approximately 11,000 employees.

     "Today's signing represents the culmination of months of comprehensive planning and discussion and reflects the hard work of many dedicated Pilot, MAP and SSA employees," said James A. Haslam III, who will serve as President and

CEO.  "The prospect of leading this customer focused joint venture is extremely exciting."

     "This new company combines the complementary retail assets of two outstanding parent companies in a dynamic growth-oriented venture," said Gary R.

Heminger, incoming MAP president.  "The creation of this joint venture satisfies

MAP's desire to have a nationwide travel center presence a full three years ahead of our strategic business plan.  We're eager to develop this business and we're confident it will grow to be the best of class."

     Based in Findlay, Ohio, MAP is the nation's fifth largest refiner with

935,000 barrels-per-day capacity in its seven-refinery system. MAP is owned 62 percent by Marathon Oil Company (NYSE: MRO) and 38 percent by Ashland Inc.

(NYSE: ASH).   SSA, headquartered in Enon, Ohio, is the nation's second largest company owned and operated convenience store chain with more than 2,250 stores located in 20 states. Most of the stores are operated under the Speedway and

SuperAmerica brand names.

     Based in Knoxville, the privately-owned Pilot Corporation operates 67 convenience stores in Tennessee and Virginia, in addition to its approximately

140 travel centers.

This news release contains forward-looking statements concerning the future benefits which may be realized from the combination of MAP's Speedway SuperAmerica LLC and Pilot Corporation Travel Center operations. The successful completion of the transaction depends upon the receipts of government and other third party approvals. The realization of anticipated benefits is dependent upon the success with which the integration of the operation, management systems and business processes is accomplished; and the business conditions prevailing in the markets to be served by the combined operations.